UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at July 28, 2009

TASEKO MINES LIMITED
300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: July 30, 2009

Print the name and title of the signing officer under his signature.

     300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO PROVIDES PROSPERITY PROJECT UPDATE

July 28, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE AMEX: TGB) ("Taseko" or the "Company") is pleased to provide the following update on its Prosperity Gold-Copper project.

The Prosperity Project is currently undergoing both a provincial and federal Environmental Assessment process. The Government of British Columbia process, being conducted by the Provincial Environmental Assessment Office, is expected to conclude by the end of October 2009. The Government of Canada process, a Federal Review Panel coordinated by the Canadian Environmental Assessment Agency, is expected to be completed in early 2010.

Russell Hallbauer, President and CEO of Taseko says, "Taseko has put forward an innovative and comprehensive fish and fish habitat management plan to compensate for the impact the project will have on the 111 hectare Fish Lake. Last week, on July 22, 2009, the Canadian Government's Federal Department of Fisheries and Oceans (DFO) provided clarification on its evaluation of the compensation plan, advising that DFO will be guided by the fisheries objectives set by the Province of British Columbia, which is responsible for managing the fisheries resource affected by the development project. This clarification is an important step and consistent with the efforts both governments have been making over many years to achieve greater harmonization on such matters.

"With both regulatory review processes continuing to move forward, the Company anticipates being in a position to make a decision on building the project in March of 2010."

Several First Nations, including those in closest proximity to the project, are participating fully in the Federal Review process.

Those interested in tracking the progress of the regulatory process can do so at the website for the Canadian Environmental Assessment Agency Registry for the Prosperity Gold-Copper Mine Project: http://www.ceaa-acee.gc.ca/050/details-eng.cfm?cear_id=44811where all federal-related documents and information are posted and at the Environmental Assessment Office websitehttp://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_project_home _6.html for all documents and information relating to the provincial review process.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations -- 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.